

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2021

Laurent Bernard Marie Junique
Chief Executive Officer
TDCX Inc.
750D Chai Chee Roa
#06-01/06 Viva Business Park
Singapore 469004

Re: TDCX Inc.
Amendment No. 3 to Draft Registration Statement on Form F-1
10.9 - Master Services Agreement for Contact Center Services among Airbnb Ireland Unlimited Company and TDCX (MY) Sdn. Bhd. (formerly known as Teledirect Telecommerce Sdn. Bhd.) dated October 2, 2017
10.10 - Master Services Agreement for Contact Center Services among Airbnb Ireland UC and TDCX (PH) Inc. (formerly known as Teledirect Telecommerce (Philippines) Inc.) dated June 1, 2017
10.11 - Letter Agreement among AirBnB Ireland UC, TDCX (PH) Inc. (formerly known as Teledirect Telecommerce (Philippines) Inc.), TDCX Japan K.K. (formerly known as KK Teledirect Japan) and TDCX Holdings Pte. Ltd. (formerly known as Agorae Pte Ltd) dated June 1, 2020
Submitted May 10, 2021
CIK No. 0001803112

Dear Mr. Junique:

You have redacted information from the exhibits identified above asserting that the redacted information is not material and would cause competitive harm if publicly disclosed. For us to assess your compliance with the form requirements, please supplementally provide us, within five business days, with unredacted paper copies (marked to show where you have redacted information in your public filing) of the exhibits identified above.

Please contact the staff member associated with the review of this filing to discuss how to submit the unredacted copies of your exhibits. Given your conclusion that public disclosure of this information would cause you competitive harm, do not respond by submitting correspondence on EDGAR or sending a response by email. Unless you tell us otherwise, we will assume that you want us to treat the requested supplemental materials, including unredacted documents and any related correspondence, as confidential while in our possession. We will destroy the supplemental materials at the end of our assessment unless doing so would be inconsistent with Rules 418 or 12b-4.

We will notify you of any comments we may have or that we have concluded our assessment of your compliance with the form.

Sincerely,

Division of Corporation Finance

cc: Rajeev P. Duggal, Esq.